Geijer Spirits

Consolidated Financial Statement For The Period Ended

December 31, 2019

Geijer Spirits
Balance Sheet
December 31, 2018 and 2019

Assets

	2019	2018
Current Assets		
Cash and cash equivalent	$ 9,335	$ 5,579
Accounts receivable	$ 5,693	$ 7,044
Inventory	$ 161,130	$ 68,755
Prepaid expenses and other current assets	$ 17,167	$ 18,364
Total Current Assets	**$ 193,325**	**$ 99,741**
Property and Equipment		
Property and Equipment, net	$ 12,325	$ -
Other Assets		
Other Assets	$ -	$ -
Total Assets	**$ 205,649**	**$ 99,741**

Liabilities and stockholders' equity

	2019	2018
Current Liabilities		
Accounts payable	$ -	$ -
Credit cards payable	$ 17,477	$ 9,792
Accrued expenses	$ 2,449	$ 412
Total Current Liabilities	$ 19,926	$ 10,204
Long-Term Liabilities		
Investment Note	$ 17,364	$ 16,538
Total Long-Term Liabilities	$ 17,364	$ 16,538
Total Liabilities	**$ 37,291**	**$ 26,742**
Shareholders' Equity		
Common stock, series A, $0 par value, 6,000,000 shares authorized and issued	$ -	$ -
Convertible Note	$ 15,000	$ 15,000
Interest on note	$ 2,364	$ 1,538
Additional paid in capital	$ 40,357	$ 23,979
Owners capital account	$ 264,529	$ 240,550
Accumulated deficit	$ (153,891)	$ (208,067)
Total Sharholder Equity	**$ 168,359**	**$ 73,000**
Total Liabilities and Sharholders' Equity	**$ 205,649**	**$ 99,741**

Geijer Spirits
Statement of Change in Sharholders' Equity
December 31, 2018 and 2019

	Shares	Amount	Additional Paid in Capital	Retained Earnings (accumulated Deficit)	Total
Balance at Jan 1, 2018	6,000,000	0	$ 34,840	$ (206,091)	$ (171,251)
Balance at Dec 31, 2018	6,000,000	0	$ 23,979	$ (208,067)	$ (184,088)
Balance at Dec 31, 2019	6,000,000	0	$ 40,357	$ (153,891)	$ (113,535)

Geijer Spirits
Statement of Operations
December 31, 2018 and 2019

	2019	2018
Net Sales	$ 91,077	$ 50,822
Cost of Goods Sold	$ 97,991	$ 47,073
Gross Profit	$ (6,914)	$ 3,749
Operating Expenses		
Sales	$ 11,956	$ 13,761
Marketing	$ 5,662	$ 4,461
G&A	$ 12,461	$ 6,631
Total Operating Expenses	$ 30,079	$ 24,853
Income (loss) From Operation	$ (36,993)	$ (21,103)
Other Income/(expense)		
Interest expense	$ (2,487)	$ (2,003)
Total Other Expense	$ (2,487)	$ (2,003)
Income/(Loss) Before Income Taxes	$ (39,480)	$ (23,107)
Taxes Paid	$ (877)	$ (872)
Net Income/(Loss)	**$ (40,357)**	**$ (23,979)**

Geijer Spirits
Statement of Cash Flows
December 31, 2018 and 2019

	2019	2018
Cash Flow from Operating Activities		
Net Income (Loss)	$ (40,357)	$ (23,979)
Adjustments to reconcile net income to net cash		
Provided by operating activities:		
(increase) decrease in **assets**:		
Accounts recievable	$ 1,351	$ (994)
Inventory	$ (92,375)	$ (27,895)
Prepaid expenses and other current assets	$ 1,197	$ 2,158
increase (decrease) in **liabilities**:		
Accounts payable	$ -	$ -
Credit cards payable	$ 7,685	$ (151)
Accrued expenses	$ 2,037	$ 75
Accrued interest	$ 827	$ 788
Cash Used for Operating Activities	**$ (119,635)**	**$ (49,998)**
Cash Paid for Investing Activities		
Cash paid for fixed assets	$ (12,325)	$ -
Cash Provided by (used for) Financing Activities	**$ (12,325)**	**$ -**
Cash Flow from Financing Acitivities		
Owner Capital Contibution	$ 40,357	$ 23,979
Retained Earnings	$ 95,359	$ 22,790
Cash Provided by Investing Activities	**$ 135,716**	**$ 46,769**
Net Change in Cash	$ 3,756	$ (3,229)
Cash at the beginning of the year	$ 5,579	$ 8,808
Cash at the end of the year	**$ 9,335**	**$ 5,579**

1. Summary of Significant Accounting Policies

The Company

Geijer Spirits (the "Company") was incorporated in the State of California on May 25, 2011. The Company was originally formed as Geijer Glogg Inc. a S Corporation. Geijer Glogg Inc. changed its name to Geijer Spirits as DBA on December 11, 2017. The legal name still remains Geijer Glogg Inc, The Company produces and sells craft spirits under the fanciful name "California" including a Glogg, Fernet, Falernum, Orange liqueur, Spiced liqueur and an Aquavit, in the United States. a

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, and 2018, the Company held no cash equivalents.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2019, the Company is operating as a going concern.

1. Summary of Significant Accounting Policies (continued)

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2019, and 2018, the Company believed all amounts in accounts receivable are collectable.

Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2019 and 2018, the balance of inventory consisting of finished bottled spirits and related bottling and packaging supplies was $161,130 and $68,755, respectively.

Intangible Assets

The Company has not recorded any intangible assets.

Property and Equipment

Property and equipment is stated at cost. Since the company was operated as an S Corporation, property and Equipment purchased prior to May 2020 has been fully expensed with no future depreciation on the books. Going forward, the company will treat depreciation by computing property and equipment purchases using the straight-line method over the estimated useful lives of the assets. Equipment is depreciated over three years, while furniture is depreciated over seven years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable

1. Summary of Significant Accounting Policies (continued)

accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 Level 2 Level 3

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

LEVEL 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2019. Net operating

1. Summary of Significant Accounting Policies (continued)

losses will NOT be carried forward to reduce taxable income in future years as the tax benefit was realized under the S corporation flow through taxation policy.

The Company is subject to franchise and income tax filing requirements in the State of California.

Concentrations of Credit Risk

From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue within 45 days of the date of shipment and recognizes revenue when the item has shipped. Revenues are net of returns and exclude sales tax. Cost of goods sold includes the cost of the spirit, bottling and packaging materials, freight charges, import taxes, and export broker fees.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, *Foreign Currency Matters*, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related **disclosures.**

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Property and Equipment

Property and equipment consisted of the following at December 31, 2019:

Property and equipment at cost:

Equipment:	$10,795
Furniture:	$1,530
	$12,325
Less: Expensed portion under S Corporation tax policy:	$12,325
Total	$ 0

The Company held no fixed assets in 2018. No depreciation has been recorded in 2019 or will be depreciated in FY20.

4. Equity

Capital Structure

Upon incorporation, the Company authorized and issued 6,000,000 shares of one class of common stock with a per share par value of $0.00.

5. Going Concern

These financial statements are prepared on a going concern basis. The Company registered in March 2011 and has established and presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.